SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

SCHEDULE 13D
Under the Securities Exchange Act of 1934
(Amendment No. 1)*

ENTELLUS MEDICAL, INC.
(Name of Issuer)

 Common Stock, par value $0.001 per share
(Title of Class of Securities)

29363K105
(CUSIP Number)

Stryker Corporation
2825 Airview Boulevard
Kalamazoo, MI 49002
Attn: General Counsel
(269) 385-2600
(Name, Address and Telephone Number of Person
Authorized to Receive Notices and Communications)
Copy to:

Skadden, Arps, Slate, Meagher & Flom LLP
155 North Wacker Drive
Chicago, IL 60606
Attn: Richard C. Witzel, Jr., Esq.
(312) 407-0700

February 28, 2018
(Date of Event which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of §240.13d-l(e), §240.13d-l(f) or §240.13d-1(g), check the following box.    ☐

Note: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See Rule 13d-7 for other parties to whom copies are to be sent.

* The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP No. 29363K105

1.	Name of Reporting Person Stryker Corporation
2.	Check the Appropriate Box if a Member of a Group (See Instructions) (a) ☐ (b) ☐
3.	SEC Use Only
4.	Source of Funds (See Instructions) OO
5.	Check if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e) ☐
6.	Citizenship or Place of Organization Michigan
Number of Shares Beneficially Owned by Each Reporting Person With	7.	Sole Voting Power 30,027,323 (See Item 4)
	8.	Shared Voting Power 0
	9.	Sole Dispositive Power 30,027,323 (See Item 4)
	10.	Shared Dispositive Power 0
11.	Aggregate Amount Beneficially Owned by Each Reporting Person 30,027,323 (See Item 4)
12.	Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions) ☐
13.	Percent of Class Represented by Amount in Row (11) 100% (See Item 4)
14.	Type of Reporting Person (See Instructions) CO

SCHEDULE 13D

Explanatory Statement

This Schedule 13 D/A is being filed as a correction to the Schedule 13D filed on February 28, 2018 to reflect the proper coding as a Schedule 13 D/A filing, the content of which represents an amendment to the original Schedule 13D filed on December 18, 2017.

This Amendment No. 1 to Schedule 13D (this “Amendment”) in respect of Entellus Medical, Inc., a Delaware corporation (“Entellus”), relates to shares of common stock, par value $0.001 per share, of Entellus (“Entellus Common Stock”), and amends and supplements certain information disclosed in the initial statement on Schedule 13D filed on December 18, 2017 (the “Original 13D”, and together with this Amendment, the “Schedule 13D”) by Stryker Corporation, a Michigan corporation (“Stryker”). Except as specifically provided herein, this Amendment does not modify any of the information previously reported in the Original 13D. Capitalized terms used in this Amendment and not otherwise defined herein shall have the same meanings ascribed to them in the Original 13D.

Item 3. Source and Amount of Funds

Item 3 of the Original 13D is hereby amended and supplemented to add the following at the end thereof:

Upon closing of the Merger, and pursuant to the terms of the Merger Agreement, Stryker paid $24.00 per share in cash, without interest and subject to applicable withholding taxes (the “Merger Consideration”), in exchange for all of the Entellus Common Stock issued and outstanding immediately prior to the effective time of the Merger (the “Effective Time”), representing a total price of approximately $618 million for such shares. Further, Stryker paid a total of approximately $46 million for (i) outstanding options to purchase Entellus Common Stock that were converted as of the Effective Time into the right to receive the Merger Consideration, net of the exercise price and (ii) outstanding restricted stock unit awards covering shares of Entellus Common Stock that were converted as of the Effective Time into the right to receive the Merger Consideration per share of Entellus Common Stock subject to the awards.

Item 4. Purpose of the Transaction

Item 4 of the Original 13D is hereby amended and supplemented to add the following at the end thereof:

Consummation of the Merger

On February 28, 2018, pursuant to the Agreement and Plan of Merger, dated December 7, 2017 (the “Merger Agreement”), by and among Stryker, Explorer Merger Sub Corp., a Delaware corporation and a direct or indirect wholly owned subsidiary of Stryker (“Merger Sub”), and Entellus, Merger Sub was merged with and into Entellus (the “Merger”), with Entellus continuing as the surviving corporation and a direct or indirect wholly owned subsidiary of Stryker (the “Surviving Corporation”).

At the Effective Time, each share of Entellus Common Stock issued and outstanding immediately prior to the Effective Time (other than shares held by Entellus, Stryker, any subsidiary of Stryker or a stockholder who properly exercised and perfected appraisal of his, her or its shares under Delaware law) was cancelled and converted into the right to receive the Merger Consideration. In addition, at the Effective Time and as a result of the Merger, (i) each option to purchase shares of Entellus Common Stock that was outstanding immediately prior to the Effective Time, whether vested or unvested, was cancelled and converted into the right to receive a cash payment equal to the Merger Consideration, net of the exercise price, and (ii) each award of restricted stock units covering shares of Entellus Common Stock that was outstanding immediately prior to the Effective Time, whether vested or unvested, was cancelled and converted into the right to receive a cash payment equal to the product of the Merger Consideration and the number of shares subject to the award. In addition, Entellus terminated its employee stock purchase plan effective as of the Effective Time and pursuant to the Merger Agreement, each unexercised (i) Warrant to Purchase Stock, dated October 18, 2012, issued by the Company in favor of Oxford Finance LLC for the purchase of 70,557 shares of Series E Preferred Stock and (ii) Warrant to Purchase Stock, dated October 18, 2012, issued by the Company in favor of Oxford Finance LLC for the purchase of 80,637 shares of Series E Preferred Stock (collectively, the “Oxford Warrants”) that was outstanding was, in accordance with the terms of the applicable Oxford Warrant, exercised by the holder thereof in accordance with Section 1.6(b)(i) thereof in exchange for an aggregate 25,453 shares of Entellus Common Stock, which shares were issued to the warrant holders shortly before the Effective Time and cancelled and converted into the right to receive the Merger Consideration at the Effective Time.

Upon the Effective Time, each of the Voting Agreements terminated in accordance with its express terms.

In accordance with the Merger Agreement, at the Effective Time, (i) all members of the board of directors of the Entellus were replaced by the directors of Merger Sub and (ii) all of the executive officers of Entellus were replaced by Stryker representatives. The articles of incorporation of Entellus were amended as set forth in Exhibit B to the Merger Agreement, and the bylaws of Entellus were amended to be the bylaws of Merger Sub as in effect immediately prior to the Effective Time (generally except as to the name of Entellus).

Upon the closing of the Merger, the shares of Entellus Common Stock that previously traded under the ticker symbol “ENTL” ceased trading on, and have been or are being delisted from, the Nasdaq Stock Market. In addition, the shares of Entellus Common Stock will be deregistered under the Act.

The above descriptions of the Merger Agreement and Voting Agreements are not intended to be complete and are qualified in their entirety by reference to the Merger Agreement and the form of Voting Agreement, copies of which are filed as Exhibits hereto and are incorporated herein by reference.

Item 5. Interest in Securities of the Issuer

Item 5 of the Original 13D is hereby amended and restated in its entirety as follows:

(a) - (b) As a result of the Merger and pursuant to the Merger Agreement, Stryker acquired and, for purposes of Rule 13d-3 promulgated under the Exchange Act, beneficially owns, and has sole power to vote and dispose of, 30,027,323 shares of Entellus Common Stock, which represent 100% of the outstanding shares of Entellus Common Stock together with all the shares of Entellus Common Stock underlying the outstanding options to purchase Entellus Common Stock and the outstanding restricted stock unit awards immediately prior to the Effective Time and cancelled as of the Effective Time. To Stryker’s knowledge, no shares of Entellus Common Stock are beneficially owned by any of the persons identified in Schedule A hereto.

(c) Except as described in this Schedule 13D, no transactions in shares of Entellus Common Stock were effected during the past sixty (60) days by Stryker, or, to the best of the knowledge of Stryker, by any of the other persons listed on Schedule A hereto.

(d) To the knowledge of Stryker, no other person has the right to receive or the power to direct the receipt of dividends from, or the proceeds from the sale of, the shares of Entellus Common Stock.

(e) Not applicable.

As stated above, the above descriptions of the Merger Agreement and Voting Agreements are not intended to be complete and are qualified in their entirety by reference to the Merger Agreement and the form of Voting Agreement, copies of which are filed as Exhibits hereto and are incorporated herein by reference.

Item 6. Contracts, Arrangements, Understandings or Relationships with Respect to Securities of the Issuer

Item 6 of the Original 13D is hereby amended and supplemented by adding the following at the end thereof:

Upon the Effective Time, each of the Voting Agreements terminated in accordance with its express terms.

Item 7. Material to Be Filed as Exhibits

Exhibit 1
Agreement and Plan of Merger, dated as of December 7, 2017, by and among Stryker Corporation, Explorer Merger Sub Corp. and Entellus Medical, Inc. (incorporated by reference to Exhibit 2.1 to Entellus’ Current Report on Form 8-K filed with the SEC on December 7, 2017).

Exhibit 2
Form of Voting Agreement, dated as of December 7, 2017, by and between Stryker Corporation and certain stockholders of Entellus Medical, Inc. (incorporated by reference to Exhibit 99.1 to Entellus’ Current Report on Form 8-K filed with the SEC on December 7, 2017).

SIGNATURE
After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Dated:	February 28, 2018

Stryker Corporation

		By:	/s/ GLENN S. BOEHNLEIN
Name: Glenn S. Boehnlein
Title: Vice President, Chief Financial Officer

SCHEDULE A
DIRECTORS AND EXECUTIVE OFFICERS OF THE REPORTING PERSON
The following table sets forth the name and present principal occupation or employment of each of the directors and executive officers of Stryker. To Stryker’s knowledge, all directors and officers listed below are citizens of the United States, except for Mr. Doliveux, who is a citizen of France. The business address of all directors and officers listed below is c/o Stryker Corporation, 2825 Airview Boulevard, Kalamazoo, MI 49002.

Name	Present Principal Occupation or Employment
Officers
Kevin A. Lobo	Chairman and Chief Executive Officer
Yin C. Becker	Vice President, Communications and Public Affairs
Dean H. Bergy	Vice President, Corporate Secretary
William E. Berry, Jr.	Vice President, Corporate Controller and Principal Accounting Officer
Jeanne M. Blondia	Vice President, Finance and Treasurer
Glenn S. Boehnlein	Vice President, Chief Financial Officer
Lonny J. Carpenter	Group President, Global Quality and Business Operations
Irene B. Corbe	Vice President, Internal Audit
William J. Cymbaluk	Vice President, Corporate Regulatory Affairs and Quality Assurance
M. Kathryn Fink	Vice President, Chief Human Resources Officer
David K. Floyd	Group President, Orthopaedics
David G. Furgason	Vice President, Tax
Michael D. Hutchinson	General Counsel
Graham A. McLean	President, Asia Pacific
Katherine A. Owen	Vice President, Strategy and Investor Relations
Bijoy Sagar	Vice President, Chief Information Officer
Timothy J. Scannell	Group President, MedSurg and Neurotechnology
Bronwen R. Taylor	Vice President, Compliance and Risk Management
Directors
Mary K. Brainerd	Former President and Chief Executive Officer of HealthPartners
Howard E. Cox, Jr.	Special Limited Partner, Greylock Partners
Srikant M. Datar	Arthur Lowes Dickinson Professor, Harvard Business School
Roch Doliveux, DVM	Former Chief Executive Officer and Chairman of the Executive Committee, UCB S.A.
Louise L. Francesconi	Chairman of the Tucson Medical Center Healthcare Board of Trustees
Allan C. Golston	President, United States Program for the Bill & Melinda Gates Foundation
Kevin A. Lobo	Chairman and Chief Executive Officer, Stryker Corporation
Andrew K. Silvernail	Chairman and Chief Executive Officer, IDEX Corporation
Ronda E. Stryker	Vice Chair of Greenleaf Trust